Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Significant Ownership Interest Itaú Unibanco Holding S.A. (“Company”), in compliance with the provision in Article 12 of Resolution No. 44 of the Brazilian Securities and Exchange Commission (CVM) of August 23, 2021, announces to its stockholders and the market in general that it received a letter from GQG Partners LLC informing that they became the owners of 5.23% of the Company’s outstanding preferred shares. The complete letter is attached to this Announcement to the Market. São Paulo (SP), January 20, 2022. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence

São Paulo, January 18, 2022 ITAÚ UNIBANCO HOLDING S.A. Attn: Mr. Renato Lulia Jacob Group Head of Investor Relations and Market Intelligence Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal—Jabaquara, São Paulo—SP, 04344-902 Brazil Ref.: Increase of significant ownership interest in ITAÚ UNIBANCO HOLDING S.A. Dear Sirs, GQG Partners LLC (“GQG Partners”), a limited liability company, on behalf of its investment management clients, duly registered with the Securities Exchange Commission – SEC under the No. 0001697233, with its principal place of business at 450 E Las Olas Blvd, No. 750, Fort Lauderdale, FL 33301, USA, in compliance with Article 12 of the Brazilian Securities Commission (“CVM”) Resolution No. 44, dated august 23, 2021, as amended (“CVM Resolution 44/21”), hereby informs that the portfolio of clients under its management have acquired in the secondary market in the regular course of trade, through certain financial instruments, certain shares issued by ITAÚ UNIBANCO HOLDING S.A. (“Company”), thus holding, currently, 253,506,105 preferred shares and American Depositary Receipts, representing approximately five point twenty-two per cent (5.23%) of all São Paulo, 18 de janeiro de 2022 ITAÚ UNIBANCO HOLDING S.A. Att: Sr. Renato Lulia Jacob Diretor de Relação com Investidores e Inteligência de Mercado Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal—Jabaquara, São Paulo—SP, 04344-902 Brasil Ref.: Aumento de participação acionária relevante na ITAÚ UNIBANCO HOLDING S.A. Prezados Senhores, GQG Partners LLC (“GQG Partners”), uma sociedade limitada, em nome de seus clientes de gestão de carteiras de valores mobiliários, devidamente registrada perante a Securities Exchange Commission – SEC sob o nº 0001697233, com endereço na 450 E Las Olas Blvd, nº 750, Fort Lauderdale, FL 33301, Estados Unidos da América, em cumprimento ao que estabelece o artigo 12 da Resolução CVM nº 44, de 23 de agosto de 2021, conforme alterada (“Resolução CVM 44/21”), vem, à presença de V. Sa., informar que carteiras de clientes sob sua gestão adquiriram, em operações realizadas no curso regular do mercado secundário, mediante determinados instrumentos financeiros, ações emitidas por ITAÚ UNIBANCO HOLDING S.A. (“Companhia”), o que traz exposição total de sua carteira de clientes a 253.506.105 ações preferenciais e American Depositary Receipts, representando aproximadamente 5,23% (cinco vírgula vinte e dois por preferred shares issued by the Company. GQG Partners also informs you that it does not hold proxy voting rights on behalf of its clients. This is a minority investment not intended to change the control or administrative structure of the Company. Currently, GQG Partners does not intend to purchase any additional shares of the Company for its clients’ accounts with the intent to acquire control or to change the management structure of the Company. The legal representative of GQG Partners’ clients in Brazil, for purposes of Article 119 of Law 6,404, of December 15, 1976, as amended, is Citibank Distribuidora de Títulos e Valores Mobiliários SA, CNPJ No. 33.868.597/00001-40. Please do not hesitate to contact us should you need any further clarifications. For any matters relating to this letter, please contact our attorney in Brazil, Mr. Fernando J. Prado Ferreira (phone: (55 11) 3247-8583); e-mail: fpradoferreira@pn.com.br); Mr. João Pedro Ribeiro Taveira (phone: (55 11) 3247-6372; e-mail jtaveira@pn.com.br); and Mr. Leonardo Duarte Moreira (phone: (55 11) 3247-6337; e-mail ldmoreira@pn.com.br). cento) das ações preferenciais emitidas pela Companhia. A GQG Partners também informa que não possui poderes de voto em nome de seus clientes. Trata-se de um investimento minoritário que não tem o objetivo de alterar a composição do controle ou a estrutura administrativa da Companhia. Atualmente, a GQG Partners não pretende adquirir, em nome de seus clientes, quaisquer ações adicionais de emissão da Companhia com a intenção de adquirir o controle ou alterar a estrutura administrativa da Companhia. O representante legal dos clientes da GQG Partners para fins do artigo 119 da Lei 6.404, de 15.12.1976, conforme alterada, é a Citibank Distribuidora de Títulos e Valores Mobiliários SA, CNPJ nº 33.868.597/00001-40. Permanecemos à disposição de V. Sas. para quaisquer esclarecimentos que se façam necessários, e solicitamos que os contatos de V. Sas. com relação à presente correspondência, sejam feitos por meio de nossos advogados no Brasil, Sr. Fernando J. Prado Ferreira (fone: (55 11) 3247-8583; e-mail: fpradoferreira@pn.com.br); Sr. João Pedro Ribeiro Taveira (fone: (55 11) 3247-6372); e-mail jtaveira@pn.com.br); e Sr. Leonardo Duarte Moreira (fone: (55 11) 3247-6337; e-mail ldmoreira@pn.com.br).

Very truly yours, Atenciosamente, Salvatore DiGangi Salvatore DiGangi Global Chief Compliance Officer GQG Partners LLC